Exhibit 99.1

News release

Biofrontera shows robust growth during first six months of 2019

Leverkusen, Germany, August 27, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today reported its results for the first six months ended June 30, 2019. At the same time, Biofrontera provided an update on recent business developments.

H1 2019 Financial Highlights

●	Total revenue increased 55% to EUR 13.9 million compared to EUR 9.0 million in the first half of 2018.

●	Due to the one-time positive effect of the badwill resulting from the purchase price allocation of Cutanea Life Sciences, Inc. (Cutanea) Biofrontera reported a positive net result of EUR 8.6 million for the reporting period.

●	Cash and cash equivalents amounted to EUR 21.6 million as of June 30, 2019, compared to EUR 19.5 million as of December 31, 2018. This figure includes cash and cash equivalents of Cutanea in the amount of EUR 5.8 million.

H1 2019 Operational Highlights

●	Expansion of the product portfolio with Xepi® in the US, as a result of the successful integration of Cutanea, a specialty pharmaceutical company focused on dermatology;

●	Marketing of Aktipak® discontinued due to quality problems in the production at Cutanea’s contract manufacturer, which could not be solved in the short term, along with a comparatively lower market potential;

●	Expansion of the research cooperation with Maruho Co., Ltd. (Maruho) for the further development of branded generics as well as letter of intent for the indication expansion of Ameluz® for acne and for the marketing of Ameluz® in parts of East-Asia and Oceania;

●	Positive Phase III results on the safety and efficacy of Ameluz® in combination with Biofrontera’s BF-RhodoLED® lamp for the treatment of actinic keratosis on the extremities, trunk and neck.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

“Overall, Biofrontera continues to perform remarkably well. Our revenue has increased significantly since 2016. And we will continue our dynamic revenue growth in 2019. In the first half of this year, we achieved key milestones in driving forward the global positioning and further development of Biofrontera as a leading specialist in dermatology. In the reporting period, we increased total revenue by 55%. Growth was driven in particular by the US, but also by the German market, where revenue grew by 82% year-over-year. In the US, revenue growth was 59%, such that in this market we are now in an excellent position due to our expanded commercial portfolio with Ameluz® and Xepi®. We expect overall revenue growth during the remainder of 2019 to be at a similar level as in the first half of the year with around 50%. Adjusted for the Cutanea acquisition, we continue to expect to reach operating break-even in the fourth quarter,” said Prof. Dr. Hermann Lübbert.

Key financial figures for the first six months of 2019

In EUR thousands	6M 2019	6M 2018	Change
Revenue	13,904	8,969	4,935
Research and development costs	-2,322	-2,188	-134
General administrative costs	-7,768	-4,079	-3,689
Sales and marketing costs	-14,195	-8,311	-5,884
Other expenses and income	23,236	638	22,598
Net profit / loss	9,027	-7,685	16,712

US commercial update

In the first half of 2019, Biofrontera’s revenue amounted to EUR 10.2 million in the US, which corresponds to a revenue growth of 59% year-over-year. This growth results mainly from the expansion of our sales infrastructure and from improvements in the reimbursement of PDT for US-dermatologists.

In January 2019, Biofrontera received approval from the U.S. Food and Drug Administration (FDA) to increase the production batch size for Ameluz®. The five-fold increase in batch size ensures a secure supply of Ameluz® enabling Biofrontera to sustainably meet the growing demand in the US and to improve gross margins.

With the successfully completed integration of Cutanea, acquired in March 2019, Biofrontera has expanded its product portfolio with the FDA-approved prescription drug Xepi® for the treatment of impetigo. In addition to the commercialization of Ameluz®, Biofrontera is now also focusing on Xepi® in the US. It is the first new topical antibiotic that has entered the American market in almost 10 years and for which no antibiotic resistance is known.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

EU commercial update

Revenue in Germany improved to EUR 2.2 million, representing an 82% increase compared to the same period last year. In the rest of Europe, revenue rose to EUR 1.4 million, 12% higher than in the first half of 2018. The positive development in the EU is a consequence of the European approval of daylight PDT last year.

Clinical update

In March 2019, Biofrontera announced positive results from its phase III study evaluating the safety and efficacy of conventional PDT with Ameluz® and the BF-RhodoLED® lamp for the treatment of actinic keratoses on the extremities, trunk and neck. The study showed that Ameluz®, with an average complete healing rate of 86% of AK lesions, is significantly superior to the placebo rate of 33%. These results, along with equally positive secondary endpoints, will form the basis to file an extension to the license with the European Medicines Agency (EMA) in the third quarter of 2019.

In addition, Biofrontera signed an agreement to continue the research collaboration with Maruho for the development of branded generics based on Biofrontera’s nanoemulsion. As conclusion of an earlier project phase one of four jointly examined active ingredients was selected. The current phase of the project aims at preparing this active ingredient formulated in Biofrontera’s nanoemulsion for clinical trials. The costs associated with this project phase of up to EUR 1.1 million will be paid solely by Maruho. Furthermore, the company has signed a letter of intent with Maruho about the financing of the indication expansion of Ameluz® for the treatment of moderate to severe acne. Related to this, Biofrontera and Maruho are negotiating a license for Maruho to market Ameluz® in parts of East-Asia and Oceania.

Full year 2019 guidance

Biofrontera is currently expecting its annual revenue to be in the range of EUR 32 and 35 million. This expectation is slightly below the previous guidance, which targeted EUR 35 to 40 million. The adjusted guidance is primarily attributable to the continued dynamic but slightly weaker growth in the US. Sales of Cutanea products are not yet included. The management board also forecasted a result from operating activities of EUR -7 to -9 million for 2019. Taking into account the charges to Maruho reported under other income, Biofrontera continues to expect to reach the operating break-even during the fourth quarter of 2019. Following the discontinuation of Aktipak® marketing, Biofrontera expects total sales from its new products of around EUR 1 to 1.5 million in 2019.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

Conference call

Conference calls for shareholders and interested investors will be held on August 27, 2019 at the following times:

In German, at 10:00 am CET (4:00 am ET)

Dial-in number Germany: +49 69201744220

Conference code: 74039909#

In English, at 2:00 pm CET (8:00 am ET)

Dial-in number USA: +1 8774230830

Dial-in number UK: +44 2030092470

Conference code: 89026773#

Please dial in 10 minutes ahead of time to ensure a timely start of the conference call.

The Company’s half-year report is available at https://www.biofrontera.com/en/investors/financial-reports.html.

-End-

For enquiries, please contact:

Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets Xepi®, a prescription medication for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) I Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

Half-year financial report

as of June 30, 2019

2	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Highlights in the first half of 2019

●	Positive results from Phase III clinical trial for the treatment of actinic keratoses on the extremities and trunk/neck.
●	Agreement on Phase II research collaboration with Maruho Co., Ltd. (Maruho) in the field of branded generics.
●	Non-binding key term sheet on a collaboration with Maruho to develop Ameluz® for the treatment of moderate to severe acne and a potential for Maruho to license to market Ameluz® in parts of Asia and Oceania.
●	Acquisition of Cutanea Life Sciences, Inc. (Cutanea) in the USA.

Key Group IFRS figures

In EUR thousands (if not stated otherwise)	6M 2019	6M 2018
Results of operations
Sales revenue	13,904	8,969
Gross profit on sales	11,421	7,316
Research and development costs	(2,322)	(2,188)
General administrative costs	(7,768)	(4,079)
Sales costs	(14,195)	(8,311)

Loss on operations	(12,864)	(7,261)
Other expenses and income	23,236	638
Financial result	(1,345)	(1,062)
Loss before income tax	9,027	(7,685)
Total result for the period	8,557	(8,096)

Cash flow
Net cash flow used in operating activities	(21,873)	(6,834)
Net cash flow from investment activities	19,718	(177)
Net cash flow from financing activities	4,278	22,155

In EUR thousands (if not stated otherwise)	6M 2019	December 31, 2018
Net assets
Total assets	84,204	39,133
Current assets	44,761	27,587
Non-current assets	39,443	11,546
Current liabilities	18,020	7,770
Non-current liabilities	41,055	15,007
Equity	25,129	16,356

Cash and cash equivalents	21,579	19,451

	6M 2019	6M 2018
Employees (as of June 30)	186	138

Biofrontera Share
Number of shares outstanding (as of June 30)	44,638,174	44,506,980
Share price (XETRA closing price in EUR on June 30)	8.02	5.20

Biofrontera AG Half-Year Financial Report as of June 30, 2019	3

Investor relations

The shares of Biofrontera AG, Leverkusen, have been traded in the Prime Standard segment of the Frankfurt Stock Exchange since June 3, 2014. They have been listed in the Regulated Market of the Düsseldorf Stock Exchange since 2006, and on the Regulated Market of the Frankfurt Stock Exchange since 2012. Since February 2018, Biofrontera shares are also traded in the form of ADSs (American Depositary Shares) on the US Nasdaq Stock Market.

Key data on shares, ADSs and other financial instruments

Key data of the registered shares (no par value)
Stock exchange	Frankfurter Wertpapierbörse
Other trading platforms	XETRA, Berlin, Düsseldorf, München, Stuttgart, Tradegate
Transparency level	Prime Standard
Shares in issue as of June 30, 2019	44,638,174
Share capital	EUR 44,638,174
ISIN	DE0006046113
WKN (German Securities Identification Number)	604611
Ticker symbol	B8F
Designated Sponsor	Lang & Schwarz Broker GmbH
52-week high* (June 28, 2019)	EUR 8.02
52-week low* (March 12, 2019)	EUR 5.28
Market capitalization as of June 30, 2019	EUR 358.0 million
Average daily trading volume on XETRA (52 weeks to June 30, 2019)	52,979 shares

Key data of the ADS
Stock exchange	NASDAQ
CUSIP	09075G105
ADS ISIN	US09075G1058
Ratio	1 ADS : 2 ORDs
Symbol	BFRA
Custodian	BNY Mellon
Further trading platform	Stuttgart
WKN (German Securities Identification Number)	A2JEEX
Symbol	BFRA

Key data for the 2017-2022 Convertible Bond
Stock exchange	Düsseldorf
WKN (German Securities Identification Number)	A2BPDE
ISIN	DE000A2BPDE6
Term, final maturity date	5 years, December 31, 2021
Coupon	6%
Par/denomination	EUR 100.00
Total volume	EUR 4,999,000
of which converted as of December 31, 2018	EUR 2,403,700
Initial conversion price	EUR 3,50
Conversion price on April 1, 2017	EUR 4,00
Conversion price on January 1, 2018	EUR 5,00
Conversion price since March 3, 2018	EUR 4,75

4	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Biofrontera share price performance

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Shareholder structure

The shareholder structure of Biofrontera AG as at 30 June 2019, based on the latest mandatory publications, is as follows:

Shareholders’ general meetings in 2019

On April 10, 2019, we were requested by Deutsche Balaton AG pursuant to Section 122 (1) of the German Stock Corporation Act (AktG) to convene an Extraordinary General Meeting to discuss Maruho’s voluntary public purchase offer. The Extraordinary General Meeting was held was held on May 15, 2019 in Leverkusen.

The company’s Annual General Meeting was held on July 10, 2019. A total of approximately 76% of the voting capital of Biofrontera AG comprising 44,632,674 shares as of this date were represented there. The presence thereby increased considerably compared with the previous year (63%). The shareholders approved the resolutions proposed by the Management Board and the Supervisory Board (published in the German Federal Gazette on 3 June 2019) with a large majority. All of the Deutsche Balaton Group’s requests for additions and countermotions were rejected by the Annual General Meeting with a clear majority. Prof. Dr. Franca Ruhwedel was newly appointed to the Supervisory Board. In future, she will make her extensive financial expertise available to Biofrontera AG, particularly in its Audit Committee.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	5

Purchase offers

Voluntary public purchase offer by Maruho Deutschland GmbH

Maruho Deutschland GmbH, a wholly owned subsidiary of Maruho Co., Ltd., Japan, (together “Maruho”), published on April 15, 2019 the offer document for a voluntary public purchase offer in the form of a partial offer to the shareholders of Biofrontera AG to acquire a total of up to 4,322,530 registered no-par value shares of Biofrontera AG against a cash payment of EUR 6.60 per Biofrontera share. On May 27, 2019, Maruho amended the purchase offer and the offer document and increased the consideration offered to EUR 7.20 per Biofrontera share in cash.

By the end of the acceptance period on July 19, 2019, 24:00 hours (“registration cut-off date”), the amended acquisition offer had been accepted for a total of 3,499,056 Biofrontera shares. This corresponds to approximately 7.8% of the share capital and voting rights of Biofrontera AG as of the registration cut-off date. With the completion of the transaction, Maruho’s interest in Biofrontera AG will now increase to around 28.1%.

Voluntary public purchase offer by Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft

On June 21, 2019, Deutsche Balaton Biotech AG (“DB Biotech”) and DELPHI Unternehmensberatung Aktiengesellschaft (“DELPHI”) published the offer document for a voluntary purchase offer to the shareholders of Biofrontera AG to acquire up to 500,000 registered shares in Biofrontera AG against a cash payment of EUR 7.20 per share. On July 1, 2019, DB Biotech and DELPHI announced that they would increase the consideration to EUR 8.00 per Biofrontera share.

The acquisition offer had been accepted in full by the registration cut-off date. This corresponds to 1.1% of the share capital and the voting rights of Biofrontera AG. According to DB-Biotech and DELPHI, the Deutsche Balaton Group’s interest in Biofrontera AG increased to around 29.7 % on July 24, 2019 following the completion of the transaction and the acquisition of further shares via the stock exchange.

Analyst coverage

The following analysts cover Biofrontera:

Broker	Analyst
The Benchmark Company, LLC	Bruce D. Jackson
Lake Street Capital Markets	Thomas Flaten
sc-consult GmbH	Dipl. Kfm. Holger Steffen

Conferences

Representatives of Biofrontera AG participated in the following capital market conferences during the first half of 2019:

Date	Conference
January 7-10, 2019	JP Morgan 36th Annual Healthcare Conference
April 11, 2019	Solventis Aktienforum 2019
June 19, 2019	Raymond James Life Sciences and MedTech Conference
June 20, 2019	JMP Securities 2019 Life Sciences Conference

6	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Interim group management report for the first half of the 2019 financial year

Group structure

As of June 30, 2019, the Biofrontera Group (hereinafter also referred to as “Biofrontera” or “Biofrontera Group”) consists of a parent company, Biofrontera AG, and 9 (previous year: 5) wholly-owned subsidiaries. With effect from March 25, 2019, the shares in Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC were acquired via Biofrontera Newderm LLC, a newly founded US company.

Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH and Biofrontera Neuroscience GmbH are located at the headquarters of the parent company in Leverkusen. Biofrontera Inc. and Biofrontera Newderm LLC are headquartered in Woburn, Massachussetts, USA. Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC are located in Wayne, Pennsylvania, USA.

Business model

The listed company is responsible for the holding function within the Group and, in addition to management, strategic planning as well as central control and monitoring, is also responsible for the Biofrontera Group’s financing requirements. Biofrontera Bioscience GmbH undertakes the research and development tasks for the Biofrontera Group and is the holder of patents and approvals for Ameluz®. Based on a license agreement with Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH (which is also the holder of the CE certificate for BF-RhodoLED®) is responsible for the manufacturing and also the further licensing and marketing of the Biofrontera Group’s approved products. Biofrontera Inc. will market the Biofrontera Group’s proprietary and in-licensed products in the USA, including the new drug Xepi®. The marketing of Aktipak® was discontinued in August 2019 until further notice due to quality defects in the batches still produced by Cutanea on behalf of a contract manufacturer. These defects could not be resolved at short notice.

For all of the markets Biofrontera serves, Ameluz® is produced by a contract manufacturer in Switzerland. The PDT lamp is produced at Biofrontera’s headquarters in Leverkusen, Germany. The production of Xepi® is the responsibility of the licensor Ferrer Internacional S.A., which supplies Biofrontera with the finished product.

Biofrontera Development GmbH and Biofrontera Neuroscience GmbH were established as additional wholly-owned subsidiaries of Biofrontera AG in December 2012. The purpose of both companies is to pursue the development of pipeline products that do not form part of Biofrontera’s core business and consequently cannot be sufficiently financed as part of normal business development at present. The product BF-derm1, which is intended for the treatment of severe chronic urticaria, is now the responsibility of Biofrontera Development GmbH, while the product BF-1, which is intended for the prophylactic treatment of migraines, is the responsibility of Biofrontera Neuroscience GmbH. This outsourcing of development candidates has created a structure through which the financing of the further development of these two products could be uncoupled from the normal Group financing.

Group strategy

The Biofrontera Group’s strategic goal is to optimize the global positioning and market potential of Ameluz® and at the same time to become a leading specialty pharmaceutical company in dermatology thanks to its particular degree of innovation. To this end, the global positioning and market potential of our highly innovative products Ameluz® and Xepi® are to be optimized. Focus areas of activity currently include further expanding our products’ sales, as well as extending the approvals of Ameluz® to include further indications to enhance its brand potential.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	7

Biofrontera has received centralized approval for a completely independently developed medication marketed under the Ameluz® brand. Since the market launch in February 2012, Biofrontera has been deploying its own sales force to market Ameluz® among dermatologists in Germany, as well as in Spain since March 2015. Ameluz has been available in the United Kingdom for several years, but due to the particularly important extensions of approval in this market to include field cancerization (2016), basal cell carcinoma (BCC) (2017) and application by daylight PDT (2018), it has only been actively promoted by Biofrontera’s own sales team since May 2018. Licensing partners distribute the drug in some other European Union countries, as well as in Israel and Switzerland.

A US subsidiary, Biofrontera Inc., has been set up in order to market in the USA. The US subsidiary has established all functions and received all licenses required for a sales and marketing company in the pharmaceuticals and medical products area. Sales support departments such as finance, customer service, market access, medical affairs, compliance, quality assurance, logistics etc. have been established locally. All other Group functions necessary for a pharmaceutical company, such as the management of approvals, interaction with approval authorities, patents, manufacturing, IT, regulatory relevant clinical studies, etc. will continue to be covered exclusively by the German companies of the Biofrontera Group with worldwide responsibility.

Products

Ameluz®

Ameluz® 78 mg/g Gel (“Love the Light” – development name: BF-200 ALA) received a first centralized European approval for the treatment of mild and moderate actinic keratoses on the face and scalp in December 2011. Its significant superior effect compared to its direct competitor product Metvix® was proven for this indication during Phase III development. Actinic keratoses are superficial forms of skin cancer, and a risk exists that they can spread to deeper layers of skin, and thereby form potentially fatal spinal cell carcinoma. The combination of Ameluz® with light treatment is an innovative approach that constitutes a form of photodynamic therapy (PDT). The product information approved by the European Medicines Agency (EMA) explicitly mentions the significant superiority of Ameluz® for removing all of a patient’s keratoses compared to its direct competitor product.

The overall advantages of Ameluz® in terms of effectiveness, handling, user-friendliness and skin rejuvenation effects, as well as the high healing and comparatively low recurrence rates of PDT in the treatment of actinic keratoses, lead to the expectation that this treatment option will attract even more attention from dermatologists over the next few years. This will be helped by the expansion in 2017 of the range of indications to include basal cell carcinoma, as the vast majority of PDT treatments are conducted for this indication, particularly in the UK and Spain.

Daylight PDT makes it possible to also offer reimbursed PDT to statutorily insured patients in Germany, and to compete directly with topical medications that patients themselves apply. In 2017, Biofrontera submitted an application for the approval of daylight PDT with Ameluz®, and in March 2018 received approval from the European Commission to treat actinic keratosis and field cancerization with daylight PDT. Daylight PDT comprises a favorable and relatively pain-free alternative to PDT treatment with a special lamp. Here, the topically applied medication is activated by natural or artificial daylight. As treatment in daylight PDT does not need to be administered at a physician’s practice, it competes directly with the self-applied topical medications that are much more widely disseminated in Europe, and is consequently also reimbursed by statutory healthcare funds in Germany. It is anticipated that the significantly superior efficacy one year after treatment compared with Metvix® will make market penetration by Ameluz® easier.

Biofrontera received approval for Ameluz® in the USA in May 2016. The approved indication relates to “lesion- and field-directed PDT for mild and moderate actinic keratosis on the face and scalp”. As approval in the USA requires a combination of drug and lamp, Biofrontera has developed its own PDT lamp, BF-RhodoLED®, and has had it CE-certified in the EU, which also required the entire company to be certified pursuant to the ISO 9001 and ISO 13485 standards. The ISO certification was renewed regularly in 2018.

The results of the trials relating to the indications approved for Ameluz are described in detail in the “Products” section of the company’s most recent annual report for the financial year ending December 31, 2018.

8	Biofrontera AG Half-Year Financial Report as of June 30, 2019

BF-RhodoLED®

BF-RhodoLED® is a lamp designed for PDT, and utilizes LEDs emitting red light at a wavelength of approximately 635 nm. Light at this wavelength, which is ideally suited for PDT illumination with drugs containing ALA or methyl ALA, is red but is still below the warming infrared range. The BF-RhodoLED® lamp combines a controlled and consistent emission of light at the required wavelength with simplicity, user-friendliness and energy efficiency. In the European version, light energy and fan power settings can be adjusted during a PDT treatment session to reduce any pain caused by the treatment. No other lamp on the market offers comparable power and flexibility. BF-RhodoLED® has been CE-certified since November 2012 and is distributed throughout the EU. For sale in the USA, the final assembly of the PDT lamp was relocated to the premises of Biofrontera in Leverkusen, where the production and further development of Biofrontera itself has been performed since July 2016. From the regulators’ perspective, Biofrontera is consequently the manufacturer responsible for the product.

Belixos®

Belixos® is a modern active cosmetic product specially developed for sensitive and irritated skin. Biofrontera’s patented biocolloid technology, which optimizes epidermal penetration, makes the products unique: pure herbal biocolloids combine with medicinal plant extracts to form an extraordinary combination of active ingredients with a proven depth effect. The belixos® series includes the following products: belixos® Cream, belixos® Liquid, belixos® Gel and belixos® Protect.

Belixos products are manufactured according to stringent quality and environmental regulations. They are free of paraffins, parabens, ethyl alcohol, animal products, dyes and fragrances that may have negative dermatological effects. Its skin compatibility was certified as “very good” by the independent Dermatest Institute. Belixos® is obtainable in selected pharmacies, dermatological institutes and from the online retailer Amazon.

Xepi®

The acquisition of Cutanea Life Sciences, Inc. in March 2019 enables us since the second quarter of 2019 to market a drug that has already been approved by the FDA and launched in the US market. Xepi® (ozenoxacin cream, 1%) is a non-fluorinated quinolone that both inhibits bacterial growth and kills bacteria directly. For this reason, the medication has an unusually fast effect. It is the first new topical antibiotic to enter the American market in almost ten years. No antibiotic resistance against Xepi® is known and it has been specifically approved by the FDA for the treatment of antibiotic-resistant bacteria. The approved indication is impetigo, a common skin infection. Xepi® has an excellent safety profile that even allows use on infants over the age of two months.

Xepi® is the next innovation for the American dermatology market to be marketed by Biofrontera. Every year, American dermatologists issue around one million prescriptions for drugs in indications where Xepi® can be effective. Increasing resistance to known antibiotics is a problem that American doctors take very seriously. We are convinced that with Xepi®, our portfolio now includes an innovative, promising product with a 3-digit million market potential.

The drug Xepi® in-licensed from Biofrontera is protected by two patent families in the USA and other countries. With regard to the USA, patent protection exists for the composition of Xepi® until January 29, 2032, and for the approved treatment of impetigo until December 15, 2029. As a consequence, approval of generics is not to be expected before 2030.

Aktipak®

The second US-approved product Biofrontera has added to its product portfolio through the acquisition of Cutanea Life Sciences, Inc. is Aktipak® (BPO/erythromycin gel, 3%/5%), a convenient combination of two known active ingredients for the treatment of acne. In August 2019, Biofrontera decided not to pursue this product any further until further notice due to unresolved quality problems in the production of Aktipak® at Cutanea’s contract manufacturer in the past, and the comparatively lower market opportunities.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	9

Sales and markets

USA

Biofrontera launched Ameluz® in the US market in October 2016. Sales of Ameluz® in the USA are realized by Biofrontera Inc., a subsidiary founded in March 2015. Important key positions in the USA were filled locally and the development of sales structures was continued in the half-year under review. Meanwhile our US sales team has grown to over forty employees. Our sales team is supported by seven scientific consultants, our Market Access and Managed Markets Team as well as a Customer Service Team. Since its launch, we have sold Ameluz® in a sales revenue volume exceeding EUR 30 million in the USA and thereby established the product in the market. In March 2019, Biofrontera acquired all shares of Cutanea Life Sciences, Inc., thereby expanding its distribution in the USA with the FDA-approved drug Xepi®.

Germany and Europe

With its central European approval, Ameluz® can be sold and distributed in all EU countries as well as in Norway, Iceland and Liechtenstein. In many European countries, however, price and reimbursement status have to be defined before market launch, which can be a very protracted process. The drug is available in these countries at a pharmacy retail price of between EUR 150 thousand and approximately EUR 220 per 2g tube.

In Europe, Ameluz® and BF-RhodoLED® have been promoted by their own sales forces in Germany (since 2012), Spain (since 2015) and the UK (since May 2018). In other European countries, products are distributed with the help of marketing partners: Denmark, Sweden, Norway, Austria, Switzerland, Liechtenstein and Israel. Independent approval procedures were required in Switzerland and Israel, which were conducted by our local sales partners in cooperation with Biofrontera. The contracts with the sales partners were concluded in such a way that Biofrontera has received no down payment, or only a modest down payment, and the regional partners purchase Ameluz® from Biofrontera at a price that is linked to their own sales price. Biofrontera’s share of the sales price varies considerably depending on the market conditions in each country, ranging from 35% to 55% of net sales. Overall, however, marketing via Biofrontera’s own sales organizations has proved to be much more successful in recent years, with the result that sales with sales partners now account for only a small proportion of total sales.

Research and development projects

All research and development activities of the Biofrontera Group are located in Biofrontera Bioscience GmbH, which is responsible for clinical studies as well as regulatory activities, i.e. the granting, maintenance and expansion of our approvals. Responsibility for the project management of all development activities is assumed internally; monitoring, data management and statistics are partially or completely outsourced. The number of employees at Biofrontera Bioscience GmbH rose to 17 as of June 30, 2019 (previous year: 16).

Research partnership with Maruho Co., Ltd.

On March 19, 2019, the company signed an agreement to continue its research collaboration with Maruho Co., Ltd., Osaka, Japan (“Maruho”) in the branded generics area. In the new project phase, Biofrontera will prepare the formulation of one of four compounds in Biofrontera’s nanoemulsion for clinical trials that were jointly investigated in an earlier project phase (Phase 1) In addition, on March 19, 2019, the company signed a non-binding key terms paper on a collaboration to research and develop further indications for Ameluz® for the treatment of moderate to severe acne, as well as the negotiation of Maruho’s license to market Ameluz® in parts of Asia and Oceania.

Results from Phase III trial in the treatment of actinic keratoses on the extremities or trunk/neck

On March 20, 2019, Biofrontera announced positive results for the primary endpoint of the Phase III clinical trial on the safety and efficacy of conventional photodynamic therapy (PDT) with Ameluz® and the BF-RhodoLED® lamp for the treatment of actinic keratoses (AK) on the extremities or trunk/neck. The preliminary results of the trial’s primary endpoint demonstrate the superiority of Ameluz® with an average lesion healing rate of 86% compared to 33% for placebo (p>0.0001). These results are expected to form the basis for applications to the European Medicines Agency (EMA) and the US Food and Drug Administration (FDA) for an extension of Biofrontera’s regulatory filings during the third quarter of 2019.

10	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Patent and trademark development

The company maintains four different company-owned patent families and one German utility model worldwide. In addition, Biofrontera pursues patent families created in collaboration with Maruho under a partnership agreement that expired in March 2018. The Group’s patents are held by Biofrontera Bioscience GmbH.

The patent families refer to our technologies related to our nanoemulsion, 5-aminolevulinic acid nanoemulsions, a patent for migraine prophylaxis and two patents related to PDT.

The patents and utility models the company owns are described in detail in the “Patent and trademark development” section of the annual report for the financial year ending 31 December 2018. Compared with the patents and utility models that it describes, no further significant changes have arisen as of the 30 June 2019 reporting date, with the exception of the development described below.

Photodynamic therapy

An international patent application entitled “Illumination for photodynamic therapy” was filed with the European Patent Office (EPO) on June 5, 2019. This application was registered under official file number PCT/EP2019/064642. In turn, all states that were PCT contracting states on the PCT application filing date were designated.

Furthermore, the drug Xepi® sold by Biofrontera AG as licensee in the USA is subject to patent protection (see “Products” section).

Employees

As of June 30, 2019, the Biofrontera Group employed a total of 186 individuals (December 31, 2018: 157). Of these, Biofrontera Inc. employed a total of 70 individuals (December 31, 2018: 62) and Cutanea employed 19 individuals (December 31, 2018: 0).

Biofrontera AG Half-Year Financial Report as of June 30, 2019	11

Economic and business report for the first half of the 2019 financial year for the Biofrontera Group

Business performance

In the current financial year, Biofrontera has succeeded in continuing its dynamic sales growth.

Marketing of Ameluz® in Europe

In Germany, the approval for daylight therapy has led to considerable market growth in recent years, which has primarily benefited Ameluz® since April 2018. We are growing considerably faster than our direct competitors in Germany and are continuing to invest in marketing in order to increase awareness of Ameluz® and photodynamic therapy. We estimate that in the future daylight PDT will gain further market shares that to date have been reserved for self-applied topical creams. As the market leader, we naturally aim to leverage this potential to our advantage.

In Spain, too, sales growth continued unabated, although we had to accept a 27% price reduction for Ameluz® from July 2018 in order to secure reimbursement in the Spanish national healthcare system. In the UK, we used last year to take the necessary administrative steps to list Ameluz® in the hospital pharmacies of UK hospitals. We now anticipate sales growth near-term in the UK. Overall, we are very satisfied with the development of our own European sales organizations and the development of sales volumes and have so far fulfilled our plans for 2019.

Marketing of Ameluz® in the USA

However, the most important growth driver for our overall business remains our business development in the USA. Here, we grew our sales revenue by around 50% in the first half of 2019. Around 75% of Biofrontera’s total sales revenue is already generated in the USA. After making great progress in 2018 in ensuring the correct reimbursement of Ameluz®, we overcame one last major hurdle for successful marketing in the USA with the publication of our average selling price by the regulator, Centers for Medicare and Medicaid Services (CMS), in January 2019. Overall, growth in the USA slowed somewhat in the first half of 2019 compared with 2018, leaving us slightly short of our targets.

Our customers benefited from the increase in reimbursement for the work performed by the physician in connection with PDT treatment. This reimbursement, which is billed by the physician via the so-called CPT codes, was significantly increased last year and is now higher than the reimbursement for cryotherapy. The latter is currently the preferred treatment for actinic keratoses in the USA. This improved reimbursement will help us to realize a broader market positioning for PDT as a treatment.

Increased batch size

On 8 January 2018, Biofrontera announced that the US Food and Drug Administration (FDA), and previously also the European Medicines Agency (EMA), had approved an increase in the batch size for the production of Ameluz® from the previous 7 kg to 35 kg. The approval of five times the batch size will ensure a secure supply of Ameluz® to meet growing demand in all regions.

Acquisition of Cutanea Life Sciences, Inc.

Due to the commercial success of recent years, we had the opportunity to acquire the business of Cutanea Life Sciences, Inc. This opened up the possibility to market two additional products – Aktipak® and Xepi® – already approved by the FDA and launched in the US market. Biofrontera’s focus is on Xepi®, the first new topical antibiotic that has been on the American market for almost ten years.

Following the acquisition of Cutanea, the two new products were initially marketed by the former Cutanea sales force, while the much larger Biofrontera sales force concentrated exclusively on Ameluz. Since 1 July 2019, only one joint distribution function promoting Ameluz® and Xepi® has been in place. The enormous potential of Ameluz® naturally leads to a focus on the further expansion of our PDT business. However, we are confident that synergy effects in marketing and sales will enable us to promote additional products and therefore see great potential for Xepi® in the future. For Biofrontera, the product’s innovative character also signifies a considerable image boost.

12	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Biofrontera Group financial position and performance

The results of operations in the new Group structure, including Cutanea Life Sciences, Inc. and its subsidiaries, is as follows:

Results of operations

in EUR thousands	6M 2019	6M 2018
Sales revenue	13,904	8,969
Gross profit on sales	11,421	7,316
Research and development costs	(2,322)	(2,188)
General administrative costs	(7,768)	(4,079)
Sales costs	(14,195)	(8,311)

Loss on operations	(12,864)	(7,261)
Interest expenses	(1,554)	(1,066)
Interest income	209	4
Other expenses	(188)	(43)
Other income	23,424	681
Loss before income tax	9,027	(7,685)
Income tax	(26)	0
Loss after income tax	9,001	(7,685)

Effects of the Cutanea consolidation on the income statement

Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC were fully consolidated on the 25 March 2019 acquisition date. Sales revenues for Xepi® and Aktipak® as well as cost of sales calculated applying the cost of sales method are reported in the respective items of the income statement.

Between the acquisition date and June 30, 2019, the two new products have contributed EUR 546 thousand to sales revenue. An amount of EUR -5,986 thousand of the result from operating activities is attributable to the operating expenses of the companies of the Cutanea Life Sciences Group.

Maruho’s assumption of the costs is made by payment from the cash and cash equivalents assumed on the acquisition date, or they are passed on to Maruho in accordance with the agreements of the Share Purchase Agreement and reported under other income. Other income from this amounted to EUR 5,522 thousand as of June 30, 2019 and it also includes badwill of EUR 17,323 thousand.

Sales revenue

The Biofrontera Group generated total sales revenue of EUR 13,904 thousand in the first half of 2019, equivalent to an increase of more than 55% compared with the previous year’s level (previous year: EUR 8,969 thousand). Revenue in the USA grew by 59% year-on-year to EUR 10,231 thousand (previous year: EUR 6,443 thousand). This includes sales revenue of EUR 546 thousand generated with the new products Xepi® and Aktipak®. This growth was driven by the further expansion of our sales structures and improvements in the reimbursement of PDT for dermatologists in the USA. Revenue in Germany grew by EUR 970 thousand, or 82%, year-on-year to reach EUR 2,154 thousand (prior-year period: EUR 1,184 thousand). In other European countries, sales revenue reported a marked increase of 12% to reach EUR 1,357 thousand (prior-year period: EUR 1,211 thousand). The sales revenue growth in Europe is especially due to the introduction of the daylight PDT, which was approved in March 2018. Sales revenue from other regions amounted to EUR 162 thousand (previous year: EUR 131 thousand).

Biofrontera AG Half-Year Financial Report as of June 30, 2019	13

162
1,357
2,154
10,231
131
1,211
1,184
6,443
in EUR thousands
6M-2018
6M-2019
U.S.
Germany
Europe (ex. GER)
Other regions

Gross profit on sales

The gross profit on sales rose by EUR 4,105 thousand in the first half of 2019, to reach EUR 11,421 thousand, compared with EUR 7,316 thousand in the previous year period. At 82%, the gross margin remained unchanged compared to the same period last year.

Research and development costs

Research and development costs of EUR 2,322 thousand in the first half of 2019 were slightly above the previous year’s level (EUR 2,188 thousand), and include costs for clinical studies as well as expenses for regulatory activities, i.e. the granting, maintenance and expansion of our approvals. This includes EUR 370 thousand in research and development costs incurred by Cutanea.

General administrative costs

General administrative expenses amounted to EUR 7,768 thousand in the first half of 2019 (previous year: EUR 4,097 thousand), representing a significant increase of EUR 3,671 thousand. This was due to higher legal and consulting costs as well as administrative costs in the USA. In addition, administrative expenses of EUR 1,807 thousand for Cutanea were included in the first half of 2019.

14	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Sales and marketing costs

Sales and marketing costs totaled EUR 14,195 thousand in the first half of 2019, thereby rising significantly by EUR 5,884 thousand compared with the prior-year period (EUR 8,311 thousand). This was due, firstly, to the costs for the further expansion of our sales activities in the USA and, secondly, to EUR 3,480 thousand in sales costs incurred by Cutanea. Sales and marketing costs include the costs of our own field sales team in Germany, Spain, the UK and the USA, as well as marketing expenses.

Loss on operations

At EUR -12,864 thousand (previous year: EUR -7,261 thousand), the result from operating activities was EUR 5,603 thousand lower than in the previous year, mainly due to the first-time inclusion of Cutanea, which was offset by corresponding cost reimbursements from Maruho.

Interest expenses

Interest expenses amounted to EUR 1,554 thousand and mainly comprise the interest expenses for the EIB loan made available in July 2017, and increased by a further tranche in February 2019. In addition, higher amounts from the compounding of long-term liabilities are reported under interest expenses.

Other income and expenses

Other expenses and income totaled EUR 23,235 thousand in the reporting period. This item includes the negative difference of EUR 17,323 thousand in asset and liability items measured at fair value resulting from the purchase price allocation. This item also includes costs in the amount of EUR 5,522 thousand passed on to Maruho based on the Share Purchase Agreement. Expenses and income from currency translation are also included.

Income taxes

This item includes current income taxes of EUR 26 thousand (previous year: EUR 0).

Group assets

The changes in the financial position are primarily due to the first-time consolidation of Cutanea Life Sciences, Inc. and its subsidiaries Dermarc LLC and Dermapex LLC, and are as follows as of June 30, 2019:

in EUR thousands	June 30, 2019	December 31, 2018
Non-current assets	39,443	11,546
Current financial assets	38,451	23,642
Other current assets	6,310	3,945
Total assets	84,204	39,133

Equity	25,129	16,356
Non-current liabilities	41,055	15,007
Current financial liabilities	4,795	2,000
Other current liabilities	13,225	5,770
Total equity and liabilities	84,204	39,133

Biofrontera AG Half-Year Financial Report as of June 30, 2019	15

Non-current assets

Non-current assets totaling EUR 39,443 thousand include deferred tax assets on tax losses carried forward at Biofrontera Pharma GmbH in the amount of EUR 10,400 thousand reported for the first time as of 31 December 2018 and, above all, the acquired Xepi® license in the amount of EUR 22,789 thousand.

Current financial assets

Current financial assets totaled EUR 38,451 thousand as of June 30, 2019. This includes cash and cash equivalents of EUR 21,579 thousand (December 31, 2018: EUR 19,451 thousand), trade receivables of EUR 3,422 thousand (December 31, 2018: EUR 3,397 thousand) and receivables from Maruho from contractual obligations under the share purchase agreement of EUR 12,825 thousand.

Other current assets

Other current assets mainly include inventories amounting to EUR 4,488 thousand (December 31, 2018: EUR 3,177 thousand). This includes inventories at Cutanea amounting to EUR 658 thousand.

Equity

The Group has equity amounting to EUR 25,129 thousand based on IFRS accounting principles. Equity increased in particular due to the comprehensive income from badwill in the first half of 2019.

Share capital

The company’s fully paid in share capital amounted to EUR 44,638,174 on June 30, 2019.

The numbers of shares held by the shareholders/companies on June 30, 2019, based on the most recent mandatory disclosures of the shareholders, are as follows:

	June 30, 2019	December 31, 2018
Maruho Deutschland Co., Ltd., Osaka Japan The total share of voting rights is assigned to Maruho Co., Ltd, Osaka, through its subsidiary Maruho Deutschland GmbH, Düsseldorf.	9,062,809	8,891,843
Wilhelm Konrad Thomas Zours The voting rights of the companies and subsidiaries listed below are attributed to Mr. Zours: ● DELPHI Unternehmensberatung AG ● VV Beteiligungen AG ● Deutsche Balaton AG ● Deutsche Balaton Biotech AG ● SPARTA AG ● Prisma Equity AG	11,589,772	8,935,384
Free float	23,985,593	26,805,447
Total	44,638,174	44,632,674

16	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Non-current liabilities

Non-current liabilities include financial liabilities (EUR 22,528 thousand; December 31, 2018: EUR 13,462 thousand), non-current provisions (EUR 1,042 thousand; December 31, 2018: EUR 1,545 thousand) and other non-current financial liabilities from the purchase price for Cutanea Life Sciences, Inc. (EUR 17,485 thousand). Non-current financial liabilities include the EIB loan including the performance component amounting to EUR 16,738 thousand (December 31, 2018: EUR 10,967 thousand), the non-converted portion of the convertible bond 2017-22 amounting to EUR 2,512 thousand (December 31, 2018: EUR 2,595 thousand) and, for the first time, rights of use from leasing liabilities amounting to EUR 3,277 thousand to be accounted for in accordance with IFRS 16.

Current financial liabilities

Current financial liabilities include in particular trade payables of EUR 3,795 thousand (December 31, 2018: EUR 1,806 thousand), including liabilities of Cutanea of EUR 1,340 thousand.

Other current liabilities

Other current liabilities amounted to EUR 13,225 thousand (December 31, 2018: EUR 5,770 thousand) and relate in particular to outstanding Cutanea obligations of EUR 9,126 thousand.

Group financial position

The company’s capital management body regularly reviews the equity ratio of both the Group and the parent company. The objective is to ensure an appropriate equity base, within the framework of the expectations of the capital market, and creditworthiness with respect to national and international business partners. The Group’s Management Board ensures that all Group companies have sufficient equity and debt funding at their disposal.

in EUR thousands	6M 2019	6M 2018
Net cash flow used in operating activities	(21,873)	(6,834)
Net cash flow from investing activities	19,718	(177)
Net cash flow from financing activities	4,278	22,155

Cash and cash equivalents	21,579	26,251
Non-current financial liabilities	22,528	13,024
Current financial debt	188	169
Net liquidity	(1,137)	13,058

The EUR 15,039 thousand decrease in net cash flow from operating activities to EUR -21,873 thousand almost exclusively derives from the restructuring of Cutanea.

By contrast, net cash flow from investing activities rose by EUR 19,541 thousand to EUR 19,718 thousand. This includes the takeover of Cutanea’s liquid funds in the amount of EUR 20,231 thousand to finance restructuring expenses.

The net cash flow from financing activities amounted to EUR 4,278 thousand (previous year: EUR 22,155 thousand) and includes the payment of the further tranche of the EIB loan in the first half of 2019. The previous year’s net cash flow from financing activities arose especially from the proceeds from the issue of new shares with gross issue proceeds totaling EUR 24,000 thousand.

Cash and cash equivalents increased primarily due to the cash position from Cutanea of EUR 5,762 thousand at the balance sheet date. From today’s perspective, the company has sufficient liquidity to implement the Group strategy.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	17

The financial liabilities from the 2017/2022 convertible bond and the EIB loan have different maturities up to a maximum of 2024.

The EIB loan is unsecured and guaranteed by our main subsidiaries. It was originally available in tranches within a two-year period. In July 2017, the company drew down a first tranche of EUR 10 million, with a further tranche of EUR 5 million being drawn down in February 2019. A final tranche of EUR 5 million can be drawn after certain milestones have been reached. At the beginning of 2019, this tranche’s availability was extended for a further year until May 2020. Each tranche must be paid back within five years after it has been made available. The loan contains three different interest components. A variable interest component, entailing quarterly interest payments on the outstanding amounts based on 3-month EURIBOR plus a risk premium, a fixed component at 6% per annum which is due at term-end, and a performance component which is due at the term-end, and whose level is derived from the market capitalization of Biofrontera AG but limited to a 4% per annum interest rate.

Cash and cash equivalents

Cash and cash equivalents stood at EUR 21,579 thousand as of June 30, 2019 (December 31, 2018: EUR 19,451 thousand). The cash at Cutanea stands at EUR 5,762 thousand.

Outlook and forecast of key financial figures

Based on the approximately 50% revenue growth in the first half of 2019, the company assumes that growth in the second half of the year will be at a similar level and that overall revenue will therefore be slightly below the previous forecast of EUR 35 million to EUR 40 million. As a consequence, for the 2019 financial year, the company expects sales revenue from product sales to lie in an approximate range between EUR 32 million and EUR 35 million. Despite the positive trend in overall conditions, it remains very difficult to plan sales revenue growth, thereby leading to a considerable fluctuation range in achievable sales revenues. The updated forecast does not include sales of Xepi® and Aktipak®. As the marketing of Aktipak® has been discontinued, we expect total sales revenues from the new products to amount to around between EUR 1.0 million and EUR 1.5 million in 2019.

The company expects operating costs to remain within the previously planned corridor. This does not include any operating costs incurred by Cutanea. These are reported under research and development costs, selling expenses and general administrative expenses, although they have no impact on profit or loss due to charges to Maruho reported under other income. The company expects Cutanea to incur total operating costs of around between EUR 8 million and EUR 10 million in the 2019 financial year, which will be offset by Maruho. Under the aforementioned conditions, the Biofrontera Group will achieve an adjusted pre-tax result of approximately EUR -10 million to EUR -13 million in 2019 (previously: EUR -9 million to EUR -11 million). The achievement of this result depends significantly on sales revenue trends. In the course of the year, we still expect to reach the operating break-even point in the fourth quarter, taking into account the charges to Maruho reported under other income.

Taking into account the difference from the purchase price allocation of Cutanea recognized in profit or loss, Biofrontera will achieve a positive pre-tax result of approximately EUR 4 million to EUR 7 million.

18	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Risk and opportunity report

The risks and opportunities within the Group are described in detail in the report on risks and opportunities in the Group management report as of December 31, 2018. Compared with the risks and opportunities that it describes, no further significant changes have arisen as of the June 30, 2019 reporting date, with the exception of the risks and litigation described below.

Risks

Employees

The recruitment of qualified and dedicated staff is a key prerequisite for the company’s success. A high staff turnover rate could jeopardize the achievement of corporate goals and the safeguarding of the company’s know-how. In order to counter these risks, motivate employees and retain key personnel, the company offers competitive compensation, participation in option programs and extensive training and development opportunities for employees. Furthermore, the Group pursues a diversity-orientated personnel policy in order to leverage the labor market’s full potential. To date, Biofrontera has always succeeded in recruiting the qualified staff the company requires. For this reason, the company regards this risk as low. However, this assessment could change significantly in the event of a change of control.

Litigation

In March 2018, DUSA Pharmaceuticals, Inc. (DUSA) brought a lawsuit against Biofrontera AG and its subsidiaries before the District Court of Massachusetts due to alleged infringement of its patents No. 9,723,991 and No. 8,216,289 by sales of BF-RhodoLED® in the U.S. In July 2018, DUSA amended its complaint to add claims of trade secret misappropriation, tortious interference with contractual relations, and deceptive and unfair trade practices.

Although we believe that these claims lack merit and intend to defend against them vigorously, we cannot guarantee that we will be successful. The court largely denied a motion by DUSA for a preliminary injunction, but did order Biofrontera not to use any documents, or documents derived from documents, that originated at DUSA.

In addition, Biofrontera submitted petitions for inter partes review to the Patent Trial and Appeal Board (PTAB) seeking to have the patents declared invalid. The PTAB issued decisions on February 26, 2019, finding a reasonable likelihood of success on invalidity arguments for some claims, but nonetheless denying institution of the review petitions because the PTAB disagreed on the remainder of claims.

We have incurred, and expect to continue to incur, significant expenses in defending these claims, and we expect to have to divert significant employee resources, including management resources, to defend the claims.

In July 2018, Biofrontera Inc. brought a lawsuit against DUSA in California Superior Court. Biofrontera’s complaint alleges that DUSA engaged in unfair competition by providing excessive product samples to physicians and by using its distributor to inflate product prices. Biofrontera’s complaint also alleges that DUSA engaged in tortious interference by making statements to third parties regarding the off-label use of its products. The court has allowed Biofrontera’s tortious interference claims to proceed to discovery. Biofrontera has filed a motion for leave to file an amended complaint. DUSA opposed Biofrontera’s motion for leave to file an amended complaint. Biofrontera’s motion for leave remains pending.

On June 11, 2018, Biofrontera filed a complaint in the United States District Court for the Southern District of New York against Deutsche Balaton AG, Wilhelm Konrad Thomas Zours, Delphi Unternehmensberatung AG, VV Beteiligungen AG, ABC Beteiligungen AG, Deutsche Balaton Biotech AG, and Axxion S.A., alleging violations of U.S. federal securities law and state common law in connection with actions taken by the defendants during a tender offer for Biofrontera’s shares that were designed to defame Biofrontera and negatively impact its share price. On October 1, 2018, Axxion was voluntarily dismissed from the litigation. On December 6, 2018, the remaining defendants filed a motion to dismiss. The motion to dismiss was fully briefed on February 11, 2019. On July 8, 2019, prior to the court issuing a decision on the motion to dismiss, Biofrontera amended its complaint to include additional allegations regarding the defendants’ tender offer that was the subject of the original complaint and allegations regarding a subsequent tender offer made by certain of the defendants in 2019, including that defendants have committed continuing and new violations of U.S. federal securities law. Defendants have indicated that they plan to move to dismiss the amended complaint in accordance with a briefing schedule to be ordered by the court. Deutsche Balaton AG, Wilhelm Konrad Thomas Zours and Delphi Unternehmensberatung AG are among our major shareholders.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	19

In June 2017, the Company was served with a claim for rescission and nullity brought by the shareholder Deutsche Balaton AG, in which it sued for the nullity of certain resolutions of the Annual General Meeting on May 24, 2017. The claim was dismissed by the Regional Court of Cologne in December 2017. In response to Deutsche Balaton AG’s appeal, the Cologne Higher Regional Court upheld the claim in November 2018. The Cologne Higher Regional Court did not allow the Federal Supreme Court to review the ruling. As the Company considers the judgment of the Cologne Higher Regional Court to be incorrect, it has filed an appeal for non-admission with the Federal Supreme Court. A decision of the Federal Court of Justice has not yet been issued.

Deutsche Balaton AG had filed an application for a special audit with the Regional Court of Cologne to investigate the contractual situation with Maruho Co. Ltd., Japan and related matters. The special audit request was rejected by the Cologne Regional Court in November 2017 without hearing the company. Deutsche Balaton AG filed an appeal against the rejection, which was dismissed by the Cologne Higher Regional Court by order on July 31, 2019. Delphi Unternehmensberatung AG, which indirectly holds the majority of the shares of Deutsche Balaton AG, filed an identical application for a special audit with the Cologne Regional Court in January 2018. These proceedings were suspended until the Cologne Higher Regional Court had ruled on the appeal by Deutsche Balaton AG. Delphi Unternehmensberatung AG had already filed a request for a special audit with the same content at the company’s Annual General Meeting on May 24, 2017, which was rejected. Biofrontera AG also assumes on the basis of the appeal decision of July 31, 2019 that Delphi Unternehmensberatung AG’s request will be rejected accordingly.

Deutsche Balaton AG has further brought a claim for rescission and nullity against the negative resolutions of the Annual General Meeting of July 11, 2018 regarding the proposed resolutions under agenda item 8 (conducting a special audit on the circumstances of the cooperation with the (indirect) major shareholder Maruho Co. Ltd. and its affiliated companies), agenda item 9 (decision on the assertion of claims for damages against the members of the Management Board Prof. Dr. Lübbert and Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG as well as the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG), Agenda Item 10 (conducting of a special audit on the circumstances of the capital increase at the beginning of 2018 and the associated US listing) and Agenda Item 11 (Decision on the assertion of compensation claims against the Management Board members Prof. Dr. Lübbert and Schaffer, against the Supervisory Board member Dr. John Borer as well as against Maruho Deutschland GmbH and Maruho Co., Ltd pursuant to Section 147 (1) AktG and the appointment of a Special Representative for the assertion of these claims pursuant to Section 147 (2) AktG due to the circumstances of the capital increase in February 2018 (including the US listing and the US share placement). With regard to the above-mentioned agenda items 8 to 11, Deutsche Balaton AG also filed a positive claim for a resolution to declare that it is to be recognized that the Annual General Meeting adopted the resolutions in accordance with the resolution proposals published for this purpose. Furthermore, under agenda item 4 (Elections to the Supervisory Board), a positive action for resolution was filed with the motion to declare that Mr. Mark Sippel had been elected to the Supervisory Board as successor to Mr. Mark Reeth with effect from the end of the Annual General Meeting on July 11, 2018. An action for rescission and nullity was filed against the resolution to reject the election of Mr. Sippel adopted at the Annual General Meeting. Deutsche Balaton AG withdrew the claims with regard to the latter two matters in dispute.

20	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Responsibility Statement

Affirmation of the legal representatives

We affirm that, to the best of our knowledge and in accordance with the applicable accounting principles for interim reporting, the interim consolidated financial statements give a true and fair view of the Group’s financial position, cash flows and results of operations, and that the combined interim management report for both the company and the Group presents the business performance, including the business results and the position of the Biofrontera Group and of Biofrontera AG, in such a way that a true and fair view is conveyed, and that the main opportunities and risks relating to the anticipated performance of the Biofrontera Group and Biofrontera AG are described.

Leverkusen on August 27, 2019

Biofrontera AG

Prof. Dr. Hermann Lübbert Chief Executive Officer	Christoph Dünwald Chief Sales and Marketing Officer	Thomas Schaffer Chief Financial Officer

Biofrontera AG Half-Year Financial Report as of June 30, 2019	21

Condensed interim IFRS consolidated financial statements as of June 30, 2019

Consolidated balance sheet as of June 30, 2019

Assets

in EUR thousands	June 30, 2019	December 31, 2018
Non-current assets
Tangible assets	5,607	794
Intangible assets	23,436	352
Deferred taxes	10,400	10,400
Total non-current assets	39,443	11,546

Current assets
Current financial assets
Trade receivables	3,422	3,397
Other financial assets	13,450	794
Cash and cash equivalents	21,579	19,451
Total current financial assets	38,451	23,642

Other current assets
Inventories	4,488	3,177
Income tax reimbursement claims	3	53
Other assets	1,819	715
Total other current assets	6,310	3,945

Total current assets	44,761	27,587
Total assets	84,204	39,133

22	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Equity and liabilities

in EUR thousands	June 30, 2019	December 31, 2018
Equity
Subscribed capital	44,638	44,632
Capital reserve	117,286	117,109
Capital reserve from foreign currency conversion adjustments	(446)	(2)
Loss carried forward	(145,350)	(136,505)
Loss for the period	9,001	(8,878)
Total equity	25,129	16,356

Non-current liabilities
Financial debt	22,528	13,462
Other provisions	1,042	1,545
Other financial liabilities	17,485	0
Total non-current liabilities	41,055	15,007

Current liabilities
Current financial liabilities
Trade payables	3,795	1,806
Current financial debt	188	165
Other financial liabilities	812	29
Total current financial liabilities	4,795	2,000

Other current liabilities
Income tax liabilities	62	0
Other provisions	2,617	2,891
Other current liabilities	10,546	2,879
Total other current liabilities	13,225	5,770

Total current liabilities	18,020	7,770
Total equity and liabilities	84,204	39,133

Biofrontera AG Half-Year Financial Report as of June 30, 2019	23

Consolidated statement of comprehensive income for the first six months of 2019 and 2018

in EUR thousands	6M 2019	6M 2018
Sales revenue	13,904	8,969
Cost of sales	(2,483)	(1,653)
Gross profit from sales	11,421	7,316

Operating expenses
Research and development costs	(2,322)	(2,188)
General administrative costs	(7,768)	(4,079)
Sales costs	(14,195)	(8,311)

Loss from operations	(12,864)	(7,261)

Interest expenses	(1,057)	(990)
Effective interest expenses	(497)	(76)
Interest income	209	4
Other expenses	(188)	(43)
Other income	6,101	681
Badwill	17,323	0

Profit/loss before income tax	9,027	(7,685)
Income tax	(26)	0
Profit/loss for the period	9,001	(7,685)

Expenses and income not included in profit/loss
Items which may in future be regrouped into the profit and loss statement under certain conditions. Translation differences resulting from the conversion of foreign business operations.	(444)	(411)
Other expenses and income total	(444)	(411)

Profit/loss for the period	8,557	(8,096)

Basic earnings per share in EUR	0.20	(0.18)
Diluted earnings per share in EUR	0.20	(0.18)

Both the profit/loss for the period and the comprehensive income are fully attributable to the shareholders of Biofrontera AG.

24	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Consolidated changes of equity for the first six months of 2019 and 2018

(in EUR thousands except for share information)	Number of ordinary shares	Subscribed capital	Capital reserve	Capital from foreign currency conversion adjustments (OCI)	Accumulated loss	Total
Balance as of January 31, 2018	38,416,828	38,417	100,769	700	(136,505)	3,381
Capital Increase	6,000,000	6,000	18,000	0	0	24,000
Conversion of convertible bond 2016/2021	6,874	7	26	0	0	33
Conversion of convertible bond 2017/2022	10,778	11	42	0	0	53
Conversion of stock options from the stock option program	72,500	72	172	0	0	244
Foreign currency conversion adjustment	0	0	0	(411)	0	(411)
Costs of equity procurement	0	0	(2,432)	0	0	(2,432)
Increase in capital reserve from the stock option program	0	0	130	0	0	130
Loss for the period	0	0	0	0	(7,685)	(7,685)
Balance as of June 30, 2018	44,506,980	44,507	116,707	289	(144,190)	17,313
Conversion from convertible bond 2017/2022	2,694	2	9	0	0	11
Conversion of stock options from the stock option program	123,000	123	261	0	0	384
Foreign currency conversion adjustment	0	0	0	(291)	0	(291)
Increase in capital reserve from the stock option program	0	0	132	0	0	132
Loss for the period	0	0	0	0	(1,193)	(1,193)
Balance as of December 31, 2018	44,632,674	44,632	117,109	(2)	(145,383)	16,356
First-time application of IFFRS 16	0	0	0	0	33	33
Conversion of stock options from the stock option program	5,500	6	11	0	0	17
Foreign currency conversion adjustment	0	0	0	(444)	0	(444)
Increase in capital reserve from the stock option program	0	0	166	0	0	166
Profit for the period	0	0	0	0	9,001	9,001
Balance as of June 30, 2019	44,638,174	44,638	117,286	(446)	(136,349)	25,129

Biofrontera AG Half-Year Financial Report as of June 30, 2019	25

Consolidated cash flow statement for the first six months of 2019 and 2018

in EUR thousands	6M 2019	6M 2018
Cash flow from operations
Profit/loss before income tax	9,027	(7,685)
Adjustments to reconcile profit/loss before income tax to cash flow into operations
Income tax	(26)	0
Financial result	1,377	1,062
Depreciation	1,121	398
Non-current provisions and liabilities	(503)	0
Losses from disposal of assets	0	0
Non-cash income and expenses	(18,028)	(293)
Changes in operating assets and liabilities
Trade receivables	979	(462)
Other assets and income tax assets	(3,036)	(205)
Inventories	(560)	755
Trade payables	195	(376)
Provisions	(159)	185
Other liabilities	(12,260)	(213)
Net cash flow used in operational activities	(21,873)	(6,834)

Cash flow from investment activities
Purchase of intangible and tangible assets	(513)	(179)
Business combination (incl. cash and cash equivalents)	20,231	0
Proceeds from sale of intangible and tangible assets	0	2
Net cash flow from/used in investment activities	19,718	(177)

Cash flow from financing activities
Proceeds from the issue of shares	0	24,000
Costs of equity procurement	0	(1,768)
Proceeds from drawing down EIB loans	5,000	0
Proceeds from exercise of employee stock options	17	245
Repayment of lease liabilities	(392)	0
Interest paid	(347)	(272)
Repayment of convertible bond 2016/2021	0	-50
Net cash flow from financing activities	4,278	22,155

Net increase in cash and cash equivalents	2,123	15,144
Changes from exchange rate differences	5	24
Cash and cash equivalents at the beginning of the period	19,451	11,083
Cash and cash equivalents at the end of the period	21,579	26,251

26	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Selected explanatory notes to the interim consolidated financial statements as of June 30, 2019

Information about the company

Biofrontera AG (www.biofrontera.com), registered in the commercial register of the Cologne District Court, Division B under No. 49717, and its wholly owned subsidiaries Biofrontera Bioscience GmbH, Biofrontera Pharma GmbH, Biofrontera Development GmbH, and Biofrontera Neuroscience GmbH, all headquartered at Hemmelrather Weg 201, 51377 Leverkusen, Germany, and Biofrontera Inc. based in Woburn, Massachussetts, USA, with its subsidiaries Biofrontera Newderm LLC based in Woburn, Massachussetts, USA and Cutanea Life Sciences, Inc. together with its subsidiaries Dermarc LLC and Dermapex LLC, all based in Wayne, Pennsylvania, USA, research, develop and market dermatological products.

Summary of significant accounting policies

Pursuant to the regulations of Section 115 of the German Securities Trading Act (WpHG), in combination with Section 117 WpHG, this half-year financial report as of 30 June 2019 comprises condensed interim consolidated financial statements, an interim Group management report and a responsibility statement pursuant to the regulations of Section 264 (2) Clause 3, Section 289 (1) Clause 5 of the German Commercial Code (HGB).

The condensed interim consolidated financial statements as of June 30, 2019 of Biofrontera AG were prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) as well as the interpretations of the International Financial Reporting Standards Interpretations Committee (IFRS IC) for "Interim Financial Reporting" in accordance with IAS 34, as applicable in the European Union. As a consequence, they do not include all information and disclosures required for consolidated financial statements, and for this reason should be read in connection with the consolidated financial statements for the financial year ending December 31, 2018.

As part of preparing the interim consolidated financial statements, the Management Board must make assumptions that affect the application of accounting policies within the Group, and the reporting of assets and liabilities as well as income and expenses. Actual amounts can differ from such estimates.

Apart from the new IFRS standards described below, the accounting policies applied in the preparation of the consolidated financial statements as of December 31, 2018 were adopted unchanged for the preparation of these condensed interim consolidated financial statements. IFRS 16 (Leasing) was applied for the first time as of January 1, 2019.

The first-time application of IFRS 16 resulted in the following effects:

For financial years beginning on or after January 1, 2019, IFRS 16 requires the application of a new lease standard. Contrary to the previous regulation, it provides for lessees to recognize on the balance sheet the rights of use and lease liabilities resulting from leases. The previous distinction between operating leases, which are generally off-balance sheet, and finance leases, which are on-balance sheet, is therefore no longer applicable. The lease liability to be carried as a liability is calculated as the present value of the payments to be made to the lessee with a high degree of probability. They are updated using the effective interest method. The right to use the underlying asset to be recognized in return is to be recognized at cost at the inception of the lease. In addition to the leasing payments, any initial direct costs of the lessee and dismantling costs are included in the calculation. Incentive payments granted by the lessor are to be deducted. The capitalized right of use must be amortized and tested for impairment if indications of impairment exist. The new regulations for lessors essentially correspond to the previous regulations.

The leasing contracts concluded by Biofrontera as lessee mainly relate to buildings and motor vehicles used for operational and administrative purposes. The company will apply the new accounting standard under the modified retrospective method to leases with a remaining term of more than one year as of January 1, 2019. Leases of lesser value are excluded.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	27

The carrying amounts of the rights of use and lease liabilities to be recognized are carried forward as if the new standard had already been applied in the past. Future lease payments are to be discounted at the imputed interest rate of the lessor or, if not available, at the marginal borrowing rate on the date of first application. Differences between the carrying amounts of the lease rights to be recognized for the first time and the lease liabilities change the Group's reserves, taking deferred taxes into account. The previous year's figures have not been adjusted.

Biofrontera has decided to make use of the simplification of IFRS 16.6 for expenses from leasing relationships with a remaining term of no more than one year and from leasing relationships with a low value, and to immediately expense monthly leasing instalments, in other words, applying the same accounting treatment as with IAS 17.

The transition to the new lease accounting had the following effects on the consolidated balance sheet as of as of January 1, 2019:

●	an increase in non-current assets due to the capitalization of rights of use in the amount of EUR 2,335 thousand;
●	an increase in balance sheet liabilities due to the recognition of leasing liabilities in the amount of EUR 2,302 thousand;
●	a decrease in the loss carried forward in the amount of EUR 33 thousand.

Effects on the consolidated income statement as of June 30, 2019 were recognized in the form of higher depreciation (plus EUR 378 thousand) and higher interest expenses (plus EUR 37 thousand). Offsetting this, leasing expenses recorded under other operating expenses have declined.

Biofrontera will not report the rights of use and leasing liabilities separately on the balance sheet, but will include them in items containing comparable assets and liabilities.

In relation to the other accounting policies, we also refer in this connection to the notes to the consolidated financial statements for the financial year ending December 31, 2018.

The interim reporting as of June 30, 2019 contains no separate segment-based reporting, as the activities of the Biofrontera Group are limited to a single business segment in terms of the definition in IFRS 8. All business operations focus on the sale of dermatological products, especially Ameluz®, including the supplementary products BF-RhodoLED® (PDT lamp) and Belixos®, as well as XepiI®, and are monitored and managed internally on a uniform basis accordingly.

This half-year financial report of Biofrontera AG was approved for publication by a Management Board resolution on August 27, 2019.

Rounding differences can arise in the tables due to commercial rounding.

Basis of consolidation

The financial statements as of June 30, 2019 include the financial statements of the parent company, Biofrontera AG, and the subsidiary companies in which the parent has a direct majority of the voting rights. The following companies have been included in the consolidated financial statements:

1.	Biofrontera Bioscience GmbH, Leverkusen, Germany, with a direct interest of 100%
2.	Biofrontera Pharma GmbH, Leverkusen, Germany, with a direct interest of 100%
3.	Biofrontera Development GmbH, Leverkusen, Germany, with a direct interest of 100%
4.	Biofrontera Neuroscience GmbH, Leverkusen, Germany, with a direct interest of 100%
5.	Biofrontera Inc., Woburn, Massachusetts, USA, with a direct interest of 100%
6.	Biofrontera Inc., Woburn, Massachusetts, USA, with a direct interest of 100% (founded March 21, 2019)
7.	Cutanea Life Sciences, Inc., Wayne, Pennsylvania, USA, with a direct interest of 100% (acquisition date March 25, 2019)
8.	Dermarc LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date March 25, 2019)
9.	Dermapex LLC, Wayne, Pennsylvania, USA, with a direct shareholding of 100% (acquisition date 25 March 2019)

28	Biofrontera AG Half-Year Financial Report as of June 30, 2019

The basis for the consolidation of the companies included in the consolidated financial statements are the interim financial statements (or HBII pursuant to IFRS) of these companies prepared for 30 June 2019 pursuant to uniform principles. The financial statements as of June 30, 2019 have been prepared on the basis of uniform accounting policies (IFRS).

The subsidiaries have been fully consolidated from the date of acquisition. The date of acquisition is the date when the parent company obtained control of these subsidiaries. The subsidiaries are included in the consolidated financial statements until control over these companies no longer exists.

All inter-company balances and income and expenses have been eliminated on consolidation. Results of intra-group transactions have been eliminated.

Business combinations

Cutanea Life Sciences, Inc.

On March 25, 2019, Biofrontera Inc. entered into an agreement with Maruho to acquire 100% of the shares of Cutanea Life Sciences, Inc., USA including its subsidiaries Dermark LLC and Dermapex LLC (together "Cutanea") through its wholly owned subsidiary Biofrontera Newderm LLC, USA, ("Biofrontera"), newly founded on March 21, 2019. Cutanea has been marketing AKTIPAK®, a prescription gel for the treatment of acne, as well as Xepi®, a prescription cream for the treatment of impetigo, since November 2018.

The strategic goal of the Biofrontera Group is to optimize the global positioning and market potential of Ameluz® and at the same time to become a leading specialty pharmaceutical company in dermatology thanks to its particular degree of innovation. To this end, the global positioning and market potential of our highly innovative products Ameluz® and Xepi® are to be optimized.

Biofrontera acquired Cutanea for an initial purchase price of USD 1.00. Maruho will provide up to USD 7.3 million in start-up financing for Cutanea's redesigned business activities (start-up costs). A purchase price equal to the start-up costs actually paid must be paid to Maruho by 2023.

Subsequently, the profits from the sale of Cutanea products will be shared equally between Maruho and Biofrontera until 2030. Maruho has also agreed to assume all running costs that may be incurred during the first three months after completion of the transaction. Maruho also indemnifies Biofrontera and Cutanea against all liabilities relating to or resulting from the pre-contractual period. In addition, Maruho assumes all Cutanea restructuring costs incurred or arising in the period up to three months after the acquisition.

According to the purchase agreement, the acquisition date is March 25, 2019. As a consequence, the acquisition was made with economic effect from that date. As of the same date, Biofrontera gained control over the acquired companies, which means that Cutanea will be fully consolidated in the consolidated financial statements of Biofrontera in accordance with IFRS 3 with effect from March 25, 2019.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	29

The fair values of the assets and liabilities (in accordance with IFRS 3) on the acquisition date March 25, 2019 are as follows:

in EUR thousands	March 25, 2019
Non-current assets
Property, plant and equipment	1,339
Intangible assets	23,604

Total non-current assets	24,943

Current assets
Trade receivables	1,004
Cash and cash equivalents	20,231
Inventories	763
Other assets	10,860
Total other current assets	32,858
Total assets	57,801

Non-current liabilities
Financial liabilities	495

Current liabilities
Trade payables	1,795
Other current liabilities	20,863
Total current liabilities	22,658
Total equity and liabilities	23,153

Net assets	34,648
Purchase price	17,325
Badwill	17,323

The badwill derives from the considerable restructuring expenses and necessary investments in sales that were foreseeable when Cutanea was acquired. The seller (Maruho) hopes that the successful marketing of Cutanea products by Biofrontera and the associated profit share will deliver economic advantages compared with a continuation of the Cutanea business.

The following assets and liabilities were measured at fair value as part of the purchase price allocation. The assumptions for the valuation of the intangible assets are as follows:

Assets and liabilities identified at acquisition date	Fair value in EUR thousands	Valuation method	Operating life	Cost of capital
Intangible assets
Xepi® marketing license	23,604	Acquisition value method	139 months	9.1%

The products Xepi® and Aktipak® distributed via Cutanea contributed EUR 546 thousand to Biofrontera's sales revenue in the period from the acquisition to 30 June 2019. If the acquisition had occurred as of 1 January 2018, the contribution to sales revenue would have been EUR 1,351 thousand.

The results of operations of Cutanea Life Sciences, Inc. including all subsidiaries is as follows:

in EUR thousands	March 25 – June 30, 2019
Sales revenue	546
Cost of sales	(875)
Gross profit on sales	(329)
Research and development costs	(370)
General administrative costs	(1,807)
Sales costs	(3,480)

Loss on operations	(5,986)
Interest expenses	(10)
Other expenses	(63)
Other income	5,588
Loss before income tax	(471)
Income tax	0
Loss after income tax	(471)

30	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Due to the integration of Cutanea’s activities into Biofrontera Inc., the existing deferred tax assets at Cutanea were not capitalized, as these probably cannot be offset against future profits.

Notes to the balance sheet and consolidated statement of comprehensive income

Sales revenue

	January 1 – June 30, 2019			January 1 – June 30, 2018
Sales revenue in EUR thousands	Revenue from product sales	Revenue from development projects	Other	Revenue from product sales	Revenue from development projects	Other
Germany	2,154	0	0	1,184	0	0
Europe	1,357	0	0	1,211	0	0
U.S.	10,231	0	0	6,443	0	0
other regions	0	162	0	0	91	40
Total	13,742	162	0	8,838	91	40

Revenue from product sales revenues generated in the USA includes sales revenue from finance and operating lease agreements for BF-RhodoLED® lamps.

In the first half of 2019, we generated EUR 41 thousand of income from operating leases (previous year period: EUR 0). We generated income of EUR 19 thousand from finance leases (previous year period: EUR 0).

Inventories

in EUR thousands	June 30, 2019	December 31, 2018
Inventories
Raw materials and supplies	1,064	1,098
Unfinished products	284	320
Finished products and goods	3,140	1,759
	4,488	3,177

Deferred income tax

As of June 30, 2019, deferred taxes in the amount of EUR 10,400 thousand were reported. On an unchanged basis, loss carryforwards are capitalized to the extent that they can probably be offset against future taxable profits. This is based on a planning period of five years. These continue to relate to the deferred tax assets on losses carried forward for Biofrontera Pharma GmbH. For the full 2019 financial year and also in the future, it can still be assumed that Biofrontera Pharma GmbH will generate positive results and thereby utilize its tax loss carryforwards.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	31

Provisions

The companies included in the consolidated financial statements of Biofrontera AG are exposed to several threatened or pending legal proceedings, the outcome of which either cannot be determined or cannot be predicted due to the uncertainty associated with such legal proceedings. The claims asserted against Biofrontera were not carried as liabilities, as the Management Board does not assume that claims can be enforced.

For the pending proceedings in the USA and Germany, provisions for litigation costs totaled EUR 2,183 thousand as of the balance sheet date (previous year: EUR 3,241 thousand). An amount of EUR 1,437 thousand was utilized in the first half of 2019. On the basis of a current estimate of the outstanding legal costs, a further provision of EUR 437 was formed.

Biofrontera assumes that the lawsuits are unjustified and will defend itself vigorously against these lawsuits.

However, Biofrontera cannot guarantee that it will be successful.

Biofrontera may incur additional considerable costs in defending its legal position, as in addition to internal resources, attorneys in the US have also been mandated to defend it. The resultant costs incurred by Biofrontera would not be reimbursed by the plaintiff even in the event of a positive outcome of the proceedings due to practices in the US legal environment.

2010 share option program

In the first half of the 2019 financial year, a total of 5,500 options (previous year period: 72,500 options) were converted from the employee share option program. No expenses were incurred in the first half of 2019 (previous year period: EUR 5 thousand).

2015 share option program

After the end of the 2010 employee share option program, the company’s Annual General Meeting on August 28, 2015 authorized the Management and Supervisory boards to issue to Management Board members and employees up to 1,814,984 subscription rights to up to EUR 1,814,984 of the company’s ordinary registered shares until August 27, 2020 according to the more detailed specifics of the authorization resolutions.

On May 14, 2018, 333,485 options (sixth tranche) were issued with an exercise price of EUR 6.708 each. A total of 130,500 options were forfeited by employees leaving the company. Due to the blocking period, no options have yet been exercised or forfeited. As a consequence, 116,498 options remain outstanding on June 30, 2019. The expenditure recognized in the reporting period was EUR 164 thousand (previous year: EUR 125 thousand).

Financial liabilities

in EUR thousands	June 30, 2019	December 31, 2018
Non-current financial debt
Convertible bond 2017/2022	2,512	2,495
EIB loan 2017	11,561	10,967
EIB loan 2019	5,178	0
Leasing liabilities	3,277	0
Total non-current financial debt	22,528	13,462
Current financial debt	188	165

32	Biofrontera AG Half-Year Financial Report as of June 30, 2019

A further tranche of EUR 5 million of the EIB loan was drawn on February 4, 2019. A further tranche of EUR 5 million can be drawn after the extension of the loan agreement. This was originally available until July 2019 and can now be used until May 2020.

Reporting on financial instruments

The financial instruments held by the Biofrontera Group on the balance sheet date primarily consist of cash and cash equivalents, trade payables and receivables, other non-current financial liabilities as well as financial debt. Biofrontera does not deploy any financial derivatives, apart from the derivative embedded within the EIB loan (so-called performance component).

Financial assets (in EUR thousands)	Fair value as of June 30, 2019	Carrying amount as of June 30,2019	Fair value as of Dec 31, 2018	Carrying amount as of Dec 31, 2019
Financial assets at amortized cost
Cash and cash equivalents	21,579	21,579	19,451	19,451
Trade receivables	3,422	3,422	3,397	3,397
Other financial assets	13,450	13,450	794	794
Total	38,451	38,451	23,642	23,642

Financial liabilities (in EUR thousands)	Fair value as of June 30, 2019	Carrying amount as of June 30,2019	Fair value as of Dec 31, 2018	Carrying amount as of Dec 31, 2019
Financial liabilities at amortized cost
Financial liabilities, current	188	188	165	165
Trade payables	3,795	3,795	1,805	1,805
Other current financial liabilities	812	812	29	29
Other non-current financial liabilities	17,485	17,485	0	0
Financial liabilities, non-current	20,865	20,865	12,382	12,382
Total	43,145	43,145	14,382	14,382
Financial liabilities, non-current	1,633	1,633	1,080	1,080
Total	44,808	44,808	15,462	15,462

The financial assets are still allocated to “financial assets at amortized cost”. The carrying amounts correspond to the fair values.

The performance component (financial instrument at level 3 of the fair value hierarchy) as a further variable interest component and embedded derivative requiring separation is subsequently measured at fair value on each balance sheet date and is allocated to the category “financial liabilities at fair value through profit or loss”. The market capitalization at maturity is the same as that of the measurement cut-off date, which is based on the 90 trade days preceding the measurement cut-off date. The performance-based interest payment for the first tranche is calculated based on a notional 0.64% participation rate in the market capitalization. This is discounted to the measurement cut-off date applying a market interest rate.

As of June 30, 2019, the discounted interest payment (carrying amount) or fair value of the performance component of the 2017 EIB loan was EUR 1,279 thousand (previous year: EUR 1,080 thousand) and of the 2019 EIB loan EUR 353 thousand. The net losses on the performance component amounted to EUR 252 thousand (previous year period: EUR 508 thousand).

Other financial liabilities continue to be allocated to the category “financial liabilities measured at amortized cost”. The carrying amounts correspond to the fair values.

Biofrontera AG Half-Year Financial Report as of June 30, 2019	33

Members of the Supervisory Board

By order of the Cologne District Court dated March 22, 2019, Mr. Hansjörg Plaggemars was dismissed as a member of the Supervisory Board of Biofrontera AG pursuant to Section 103 (3) of the German Stock Corporation Act (AktG) for good cause. The ruling was issued on March 22, 2019 and came to the company’s attention on March 26, 2019. The ruling regarding the removal from office is effective immediately. However, an appeal could be lodged within one month, and this occurred. The appeal was rejected by the Cologne District Court on April 30, 2019 and the case was referred to the Higher Regional Court for a further ruling. The Annual General Meeting on July 10, 2019 elected Prof. Dr. Franca Ruhwedel, Professor of Finance and Accounting at the Rhein-Waal University of Applied Sciences, Kamp-Lintfort, Duisburg, to the Supervisory Board as successor to Mr. Plaggemars.

Related party disclosures

The following relationships exist with the Maruho Group as a result of the research partnership and the acquisition of Cutanea:

in EUR thousands	June 30, 2019	December 31, 2018
Revenue from research collaborations	162	91
Income from the reimbursement of restructuring expenses	5,522	0
Receivables from research cooperation	62	0
Receivables from the Share Purchase Agreement	12,825	0
Purchase price liabilities Cutanea Life Sciences, Inc.	17,485	0

Events after the interim reporting date

No events subject to mandatory reporting occurred after the interim balance sheet date.

Leverkusen on August 27, 2019

Prof. Dr. Hermann Lübbert Chief Executive Officer	Christoph Dünwald Chief Sales and Marketing Officer	Thomas Schaffer Chief Financial Officer

34	Biofrontera AG Half-Year Financial Report as of June 30, 2019

Independent auditors’ report

To Biofrontera AG, Leverkusen

We have subjected to an auditor’s review the condensed interim consolidated financial statements – consisting of the condensed balance sheet, condensed statement of comprehensive income, condensed statement of cash flows, condensed statement of changes in equity, as well as selected explanatory notes to the financial statements – and the interim Group management report of Biofrontera for the period from 1 January 2019 to 30 June 2019, which form part of the half-year financial report pursuant to Section 115 of the German Securities Trading Act (WpHG).

The company’s legal representatives are responsible for the preparation of the condensed interim consolidated financial statements in accordance with IFRS for interim reporting, as applicable in the EU, and for the preparation of the interim Group management report in accordance with WpHG regulations applicable for interim group management reports. Our task is to issue a certification relating to the condensed interim consolidated financial statements and the interim Group management report based on our auditor’s review.

We conducted the auditor’s review of the condensed interim consolidated financial statements and interim Group management report in compliance with German generally accepted principles for auditors’ reviews of financial statements as promulgated by the Institute of Public Auditors in Germany (IDW). Accordingly, the auditor’s review is to be planned and conducted so that a critical appraisal can exclude with a given certainty that in significant aspects the condensed interim consolidated financial statements have not been prepared in accordance with IFRS for interim reporting, as applicable in the EU, and that in significant aspects the interim Group management report has not been prepared in accordance with WpHG regulations applicable for interim group management reports. An auditor’s review is restricted mainly to querying the company’s employees and to analytical appraisals, and consequently does not offer the security that can be achieved by an audit of the financial statements. As, in accordance with our mandate, we have not conducted an audit of the financial statements, we cannot issue an auditor’s report.

Based on our auditor’s review, we are not aware of any matters that would lead us to the assumption that in significant aspects the condensed interim consolidated financial statements have not been prepared in accordance with IFRS for interim reporting, as applicable in the EU, or that in significant aspects the interim Group management report has not been prepared in accordance with WpHG regulations applicable for interim group management reports.

Düsseldorf on August 27, 2019

Warth & Klein Grant Thornton AG

Wirtschaftsprüfungsgesellschaft

Prof. Dr. Thomas Senger	Michael Gottschalk
German Public Auditor	German Public Auditor

Biofrontera AG Half-Year Financial Report as of June 30, 2019	35

Biofrontera AG
Hemmelrather Weg 201
D-51377 Leverkusen
Telephone: + 49 (0) 214 87 63 2 0
Fax: + 49 (0) 214 87 63 2 90
Email: info@biofrontera.com
www.biofrontera.com

36	Biofrontera AG Half-Year Financial Report as of June 30, 2019